





February 1, 2008

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC
U.S.A. 20549

SUPPL

Dear Sir of Madam:

RE: News Releases & Material Change Reports & Financial Statement, Sept 30, 2007 - #12g3-2(b) No. 82-1401

Please find enclosed for Cabo Drilling Corp. the following:

> News Releases & Material Change reports from October 22, 2007 to January 30, 2008 and September 30, 2007 Financial Statement

If you have any questions or need further information, please feel free to give us a call.

Sincerely,
CABO DRILLING CORP.

Linda Teneycke
Executive Assistant

Enclosures

PROCESSED
FEB 15 2008
THOMSON
FINANCIAL

3rd Floor • 120 Lonsdale Ave., North Vancouver BC, Canada V7M 2E8 • Tel: (604) 984-8894 • Fax: (604)983-8056
www.cabo.ca • info@cabo.ca



For Immediate Release: October 22, 2007

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO TO DRILL A MINIMUM 6,000 METERS FOR CADILLAC VENTURES AND NORONT RESOURCES AT BURNT HILL

North Vancouver, BC – Cabo Drilling Corp.'s (TSX-V: CBE) ("Cabo" or the "Company") Atlantic Division has been awarded a contract to drill a minimum 6,000 meters for Cadillac Ventures Inc. (CNQ: CDEX) at their historic Burnt Hill tungsten – molybdenum project near Fredericton, New Brunswick. The Burnt Hill Project is a joint venture between Cadillac Ventures Inc. and Noront Resources Inc. (TSX-V: NOT). (See Cadillac news release dated April 4 and Sept. 20, 2007).

The Company is operating two drills on site with the objective of twinning historic holes in order to bring the Burnt Hill historical data to a NI 43-101 compliant level to enable a current resource calculation. Cadillac will also be drilling a number of new holes recommended by P&E Engineering of Brampton, Ontario in an effort to increase the present resource and explore some of their newly staked property. An airborne geophysical survey has been booked and will be conducted over the entire land package by the beginning of November.

About Cadillac Ventures Inc. (CNQ: CDEX)
Cadillac is publicly traded on the CNQ under the symbol CDEX. Currently, in addition to the joint venture on the Burnt Hill Project, Cadillac also holds the New Alger Project which encompasses the historic New Alger Mine, located in the highly prospective Cadillac Break Mining Camp, Quebec. The New Alger Mine has been sporadically productive but has not been fully explored or exploited. The property is situated contiguous to the O'Brien Mine and approximately 300 m to the SE of the LaRonde Mine.

About Cabo Drilling Corp. (TSX-V: CBE)
Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

October 22, 2007

Item 3 News Release

A news release dated October 22, 2007 delivered to CCN Matthews and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer's Atlantic Division has been awarded a contract to drill a minimum 6,000 meters for Cadillac Ventures Inc. (CNQ: CDEX) at their historic Burnt Hill tungsten – molybdenum project near Fredericton, New Brunswick.

Item 5 Full Description of Material Change

See attached news release dated October 22, 2007.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 22nd day of October, 2007.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO

1293-2(b) No. 82-1401



RECEIVED

For Immediate Release: November 19, 2007

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO TO DRILL 5,000 METERS FOR TAGISH LAKE GOLD AT SKUKUM CREEK

North Vancouver, BC – Cabo Drilling Corp., (TSX-V: CBE) ("Cabo" or the "Company") Pacific Division, has been awarded a 5,000-meter drill contract by Tagish Lake Gold Corp. (TSX-V:TLG) for diamond drilling underground on its Skukum Creek property.

The program will focus on diamond drilling the upward and downward extensions of the Rainbow Two and Berg zones. In addition to increasing the resource in these zones, the objective of the program is to provide information on the extensions of these zones to facilitate mine planning. The program will also test the Rainbow Three zone where sampling in the drift on the 1300m level has shown significant gold and silver values in this new zone. (See Tagish Lake Gold's News Release dated November 1, 2007).

Cabo has mobilized a tractor mounted coring drill to the project and has commenced the drilling program, from the exploration cross-cuts driven on the 1,300 m level this year.

About Tagish Lake Gold Corp. (TSX-V:TLG)
Tagish Lake Gold Corp. explores for and develops high-grade gold-silver mineral deposits in the Yukon Territory of Canada. The Company is current focused on its wholly owned, 178 Km2 Skukum Mineral District located 80 km by road south of Whitehorse. The Skukum Mineral District hosts the Skukum Creek gold-silver deposit and the Goddell Gully gold deposit, and has a currently defined measured plus indicated resource of 1,420,000 tonnes grading 6.8 g/t Au and 131 g/t Ag (MineTech International Ltd. 2007 Update), and the Mt. Skukum gold deposit.

About Cabo Drilling Corp. (TSX-V: CBE)
Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

• • • •

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

November 19, 2007

Item 3 **News Release**

A news release dated November 19, 2007 delivered to CCN Matthews and Canada Stockwatch.

Item 4 **Summary of Material Change**

The Issuer's Pacific Division has been awarded a 5,000-meter drill contract by Tagish Lake Gold Corp. (TSX-V:TLG) for diamond drilling underground on its Skukum Creek property in Yukon.

Item 5 **Full Description of Material Change**

See attached news release dated November 19, 2007.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 19th day of November, 2007.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO

1293-2(b) No 82-1401



For Immediate Release: November 27, 2007

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO EXPANDS DRILLING SERVICES INTO NEVADA

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that its Nevada division, Action Drilling Inc., a subsidiary of Cabo Drilling (Pacific) Corp., has been awarded a contract to complete a minimum of 7,500 feet of HQ core drilling in Nevada.

The Company began drilling in mid-October on their client's property located approximately 30 miles south of Battle Mountain, Nevada. Action Drilling mobilized a track mounted diesel hydraulic rig, which has a proven track record drilling in similar conditions in Nevada.

Nevada's mineral potential is well known as evidenced by the extensive mining industry in place as well as the exploration boom that is underway. Nevada's regulatory agencies are very active and familiar with all aspects of exploration, environmental and cultural protection making Nevada a place of choice for explorers and miners. Additionally, Nevada's gold production accounts for 87% of the total US gold production and making Nevada the third largest producer of gold in the world. Considering this, the Company believes expanding its drilling services into Nevada will add value for Cabo's clients and shareholders.

"We are pleased to announce the expansion of Cabo's drilling services into another new market," stated John A. Versfelt, President and CEO of Cabo Drilling Corp. "We have a great team of people who are dedicated to servicing our customers efficiently and to providing top level value, whether in Canada, USA or the other markets we presently service."

About Cabo Drilling Corp.
Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

November 27, 2007

Item 3 News Release

A news release dated November 27, 2007 delivered to CCN Matthews and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer's Nevada division, Action Drilling Inc., a subsidiary of Cabo Drilling (Pacific) Corp., has been awarded a contract to complete a minimum of 7,500 feet of HQ core drilling in Nevada.

Item 5 Full Description of Material Change

See attached news release dated November 27, 2007.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 27th day of November, 2007.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO



For Immediate Release: December 10, 2007

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO DRILLS LA CALAVERA FOR PINNACLE MINES IN OAXACA, MEXICO

North Vancouver, BC – Cabo Drilling Corp., (TSX-V: CBE) ("Cabo" or the "Company") Mexico Division, has been awarded a contract by Pinnacle Mines Ltd. (TSX-V: PNL) to drill a minimum of 4,500 meters on Pinnacle's La Calavera copper-silver-zinc joint venture property located in the State of Oaxaca, Mexico. Pinnacle has an option to acquire up to 70% of La Calavera from Chesapeake Gold Corp. (TSX-V: CKG) (see Pinnacle news release of May 28, 2007).

Pinnacle's initial program comprises fourteen vertical holes of 300+ meters to test its target. The Company is utilizing a Maxi Drill - 10 diamond drill operating 24 hours a day 7 days a week. Drilling began in November.

About Pinnacle Mines Ltd. (TSX-V: PNL)
Pinnacle Mines Ltd. is a Canadian based mineral exploration company with assets in Canada and Mexico. In Canada, Pinnacle holds several properties in Northwestern British Columbia in close proximity to numerous past and producing mines including the Silbak-Premier Mine and Barrick Gold's famed Eskay Creek Mine.

About Cabo Drilling Corp. (TSX-V: CBE)
Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

• • • •

1293-2(b) No 82-1401

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

December 10, 2007

Item 3 News Release

A news release dated December 10, 2007 delivered to CCN Matthews and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer's Mexico Division, has been awarded a contract by Pinnacle Mines Ltd. (TSX-V: PNL) to drill a minimum of 4,500 meters on Pinnacle's La Calavera copper-silver-zinc joint venture property located in the State of Oaxaca, Mexico.

Item 5 Full Description of Material Change

See attached news release dated December 10, 2007.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 10th day of December, 2007.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO



For Immediate Release: December 20, 2007

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

NEW & EXTENDED CONTRACTS FOR CABO DRILLING IN MEXICO

North Vancouver, BC - Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") Mexico division, Cabo Drilling de Mexico S.A. de C.V., has been awarded contracts to complete an approximate 7,000 meters of core drilling in Mexico.

The Company has commenced a 4,000 meters minimum, drill program for High Desert Gold Corp. (TSX: HDG) at High Desert's flagship Mexican gold property, Canasta Dorada, located in the Sonoran Gold Belt in Mexico. The drilling is part of a planned 40-hole drill program. The Company is utilizing a BBS-37 conventional drill for this job.

In addition, SilverCrest Mines Inc. (TSX: SVL) has added 2,000 to 3,000 meters of drilling to its existing 4,000 meter contract with the Company extending its Santa Elena Project drilling program into 2008. The Santa Elena Project is located approximately 150 kilometers northeast of Hermosillo, Sonora, Mexico.

Mexico is growing increasingly attractive for mining and exploration, not only because of its political and financial stability, but also because the Mexico Geological Survey continues to improve the country's geological knowledge base and accessibility to it. In addition, updated mining regulations have completely opened the mining sector to foreign and domestic investment.

The Company continues to focus its efforts in Mexico where these favourable exploration and mining conditions exist, as well as improved opportunities to drill all year round, minimizing shut down costs, due to weather conditions.

About Cabo Drilling Corp.
Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

December 20, 2007

Item 3 News Release

A news release dated December 20, 2007 delivered to CCN Matthews and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer's Mexico Division, Cabo Drilling de Mexico S.A. de C.V., has been awarded contracts to complete an approximate 7,000 meters of additional core drilling in Mexico for High Desert Gold Corp. and SilverCrest Mines Inc..

Item 5 Full Description of Material Change

See attached news release dated December 20, 2007.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 20th day of December, 2007.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO



For Immediate Release: January 30, 2008

CONTACT: John A. Versfelt, Chairman, President and CEO
Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CABO TO DRILL A MINIMUM 12,500 METERS FOR PARAGON MINERALS

North Vancouver, BC – Cabo Drilling Corp., (TSX-V: CBE) ("Cabo" or the "Company") Atlantic Division, has been awarded a diamond drilling contract by Paragon Minerals Corporation (TSX-V: PGR) of Vancouver, British Columbia, for a minimum of 12,500 meters on Paragon's Newfoundland properties.

The drill program will require two drills which are set to commence in February with a third drill being mobilized at a later date. A major portion of the Company's drilling will take place at Paragon Minerals' South Tally Pond Project.

This is the Company's second drilling contract with Paragon Minerals. During the summer of 2007, Cabo entered into a contract with Paragon Minerals to drill up to 11,000 meters on eight of Paragon Mineral's gold and base metal projects in central Newfoundland. Cabo Atlantic successfully completed the contract in late 2007.

About Paragon Minerals (TSX-V: PGR)
Paragon Minerals Corporation is junior exploration company focused on the acquisition, exploration and development of mineral properties, specifically in the province of Newfoundland and Labrador. The company has a dedicated technical team and an impressive portfolio of gold and base metal projects that have excellent potential for mineral deposit discovery. Paragon also provides shareholders increased opportunity for exploration success on its properties through strategic partnerships with other senior and junior mining companies.

About Cabo Drilling Corp. (TSX-V: CBE)
Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

. . . .

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

January 30, 2008

Item 3 News Release

A news release dated January 30, 2008 delivered to Marketwire and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer's Atlantic Division, has been awarded a diamond drilling contract by Paragon Minerals Corporation (TSX-V: PGR) of Vancouver, British Columbia, for a minimum of 12,500 meters on Paragon's Newfoundland properties.

Item 5 Full Description of Material Change

See attached news release dated January 30, 2008.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 30th day of January, 2008.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO

CABO DRILLING CORP.

Consolidated Financial Statements
1st Quarter ended September 30, 2007

CABO DRILLING CORP.

Consolidated Balance Sheets

As at	September 30 2007	June 30 2007
	(Unaudited)	(Note 2)
ASSETS		
Current		
Cash and cash equivalents (Note 4)	$ 307,371	$ 422,337
Short term investments and marketable securities	153,642	204,460
Accounts receivable	12,072,185	8,832,883
Prepaid expenses	429,886	286,729
Work-in progress	697,246	151,978
Inventories	5,873,562	5,371,652
	19,533,892	15,270,039
Property, plant and equipment (Note 5)	11,380,320	10,818,774
Long-term investment (Note 6)	574,130	878,082
	$ 31,488,342	$ 26,966,895
LIABILITIES		
Current		
Bank indebtedness (Note 4)	$ 1,601,033	$ 1,461,486
Accounts payable and accrued liabilities	6,788,017	5,242,013
Unearned revenue	2,784,116	2,656,579
Income tax payable	512,284	897,469
Demand loan (Note 7)	898,331	953,333
Current portion of long-term debt (Note 8)	725,157	787,509
	13,308,938	11,998,389
Long-term debt (Note 8)	1,331,364	1,454,872
Future Income tax	174,976	202,550
	14,815,278	13,655,811
SHAREHOLDERS' EQUITY		
Share capital (Note 10)	$28,033,295	$ 25,492,761
Contributed surplus (Note 10(e))	1,880,117	1,880,117
Accumulated other comprehensive loss	(624,270)	(362,200)
Deficit	(12,616,077)	(13,699,594)
	16,673,065	13,311,084
	$ 31,488,342	$ 26,966,895

Approved by the Board

/s/ JOHN A. VERSFELT, Director

/s/ THOMAS G. OLIVER, Director

The accompanying notes are an integral part of these consolidated financial statements.

CABO DRILLING CORP.

Consolidated Statements of Operations and Deficit

Unaudited

For the three months ended September 30	2007	2006
Revenue	$ 14,339,007	$ 10,498,472
Direct costs	10,599,365	8,023,249
Gross profit	3,739,642	2,475,223
Expenses		
General and administrative	1,363,941	1,265,978
Amortization	516,089	295,484
Interest income	(1,650)	(1,543)
Interest expense	73,585	65,414
Loss on foreign exchange	30,443	1,986
Other (income) expense	(2,210)	(7,209)
	1,980,198	1,620,110
Income before other items and income taxes	1,759,444	855,113
Other items		
Gain on disposition of assets	-	(7,818)
Write down of marketable securities	-	30,000
Write down of resource properties	-	129,597
Income before income taxes	1,759,444	703,334
Income tax expense (recovery)		
Current	696,854	287,811
Future	(20,927)	(7,030)
Net income for the period	1,083,517	422,553
Deficit, beginning of period	(13,699,594)	(14,718,792)
Deficit, end of period	$(12,616,077)	$(14,296,239)

Earnings per share (Note 2)		
Basic and fully diluted earnings per share	$0.03	$0.01
Weighted average number of common shares outstanding	43,252,314	31,300,836

The accompanying notes are an integral part of these consolidated financial statements.

CABO DRILLING CORP.

Consolidated Statement of Comprehensive Income(Loss)

September 30, 2007 and June 30, 2007

For the three months ended September 30	2007	2006
Net income (loss) for the period	**$ 1,083,517**	$ (2,762,466)
Other comprehensive loss		
Unrealized losses on available-for-sale financial assets arising during the year	**(262,070)**	-
Comprehensive income (loss) for the period	**$ 821,447**	$ (2,762,466)

The accompanying notes are an integral part of these consolidated financial statements.

CABO DRILLING CORP.

Consolidated Statements of Cash Flows

Unaudited

For the three months ended September 30	2007	2006
Cash flows (used in) from Operating Activities		
Net income for the period	$ 1,083,517	$ 422,553
Items not involving cash:		
Amortization	516,089	295,484
Gain on disposition of assets	-	(7,818)
Write down of marketable securities	-	30,000
Write down of resource properties	-	129,597
Future income tax	(27,574)	(7,030)
	1,613,914	862,786
Changes in non-cash working capital items	(3,048,582)	(1,575,859)
	(1,476,550)	(713,073)
Cash flows used in Investing Activities		
Mineral properties expenditures	-	(129,597)
Property, plant and equipment purchases	(1,077,636)	(434,823)
Proceeds from sale of assets	-	8,185
	(1,077,636)	(556,235)
Cash flows used in Financing Activities		
Shares issued for cash	2,540,534	-
Demand loan	(55,000)	(30,000)
Repayment of long term liabilities	(153,138)	(80,565)
Repayment of obligation under capital lease	(32,723)	(99,811)
Additional long term debt	-	51,870
	2,299,673	(158,506)
(Decrease) increase in cash and cash equivalents during the period	(254,513)	(1,427,814)
Cash and cash equivalents, beginning of period	(1,039,149)	661,626
Cash and cash equivalents, end of period	(1,293,662)	$ (766,188)

Cash and cash equivalents is comprised of:		
Cash and cash equivalents	$ 307,371	$ 58,730
Bank indebtedness	(1,601,033)	(824,918)
	$ (1,293,662)	$ (766,188)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE OF OPERATIONS

Cabo Drilling Corp. ("Cabo", the "Company"), a Canadian company incorporated in B.C. and continued under the Yukon Business Corporations Act, provides contract diamond drilling services to companies involved in mining and mineral exploration.

Cabo provides contract drilling services which include surface and underground coring, directional, reverse circulation and geotechnical drilling. These operations are performed by the following subsidiaries: Cabo Drilling (Ontario) Corp. (formerly Heath and Sherwood Drilling Inc.), the Cabo Drilling (Atlantic) group (formerly the Petro Drilling group), the Cabo Drilling (Pacific) group (formerly the Advanced Drilling group), Forages Cabo Inc., Cabo Drilling de Mexico, SA de CV, Cabo Drilling Spain, SL, and Cabo Drilling (Panama) Corp.

2. NEWLY ADOPTED ACCOUNTING POLICIES

Financial instruments

Effective July 1, 2006, the Company adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants ("CICA") in 2005.

These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

The new standards and policies are as follows:

i) Financial instruments – recognition and measurement

In accordance with this new standard, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading or loans and receivables. Financial assets classified as held-to-maturity, loans and other receivables, and financial liabilities other than those held for trading are measured at amortized cost. Available-for-sale financial instruments are measured at fair value with unrealized gains and losses recorded in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized in the statement of operations for the period.

ii) Comprehensive income

The standard introduces the concept of comprehensive income, which consists of net income and other comprehensive income. The Company's financial statements now include a Statement of Comprehensive Income (Loss), which includes the components of comprehensive income (loss). For the Company, other comprehensive loss ("OCL") is comprised of the unrealized losses on translating financial statements of self-sustaining foreign operations, and unrealized losses on available-for-sale financial assets arising during the year.

Cumulative changes in OCL are included in Accumulated Other Comprehensive Loss ("AOCL"), which is presented as a new category within shareholders' equity on the balance sheet.

2. NEWLY ADOPTED ACCOUNTING POLICIES (continued)

iii) Hedges

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. As at June 30, 2007, the Company had not designated any hedging relationships.

3. ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they have not been reviewed nor audited by the Company's auditors. These do not include all the information and notes to the financial statements required by Canadian generally accepted accounting principles for complete financial statements. Operating results for the interim period September 30, 2007 are not necessarily indicative of the results that may be expected for the year ended June 30, 2008.

The comparative figures for the balance sheet as at June 30, 2007 and the statement of operations, deficit and cash flows for the three month period ended September 30, 2006 have been included. The comparative figures of the balance sheet as at June 30, 2007 were audited, but they do not include all the information and notes required by Canadian generally accepted accounting principles. The comparative figures of the statement of operations, deficit and cash flows for the period ended September 30, 2006 were not audited nor reviewed. For further information, please refer to the consolidated financial statements and notes included in the Company's Annual Report to Shareholders for the year ended June 30, 2007.

These interim financial statements were prepared in accordance with the accounting policies described in the Company's annual financial statements for the year ended June 30, 2007, except as disclosed below:

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during the year. Shares issued during the year are weighted for the portion of the year that they were outstanding. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the year.

4. CASH, CASH EQUIVALENTS AND BANK INDEBTEDNESS

Cash and cash equivalents consists of cash and short term deposits with maturities of less than ninety days.

The Company has an operating line of credit facility of up to $2,500,000 bearing interest at prime plus 1%. This facility is secured by promissory notes and general assignment over assets of the Company.

5. PROPERTY, PLANT AND EQUIPMENT

	September 30, 2007			June 30, 2007		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Land	$ 144,246	$ -	$ 144,246	$ 144,246	$ -	$ 144,246
Parking lot	37,374	4,995	32,379	37,374	4,148	33,226
Buildings	1,002,688	112,095	890,593	869,874	99,875	769,999
Computer & office equipment	433,204	265,540	167,664	402,119	236,223	165,896
Software	195,807	73,478	122,329	195,807	70,611	125,196
Vehicle & equipment	1,693,256	516,164	1,177,092	1,488,156	437,921	1,050,235
Drilling & field equipment	10,467,630	2,624,812	7,842,818	9,781,529	2,275,186	7,506,343
Assets under capital lease	1,227,494	224,292	1,003,202	1,205,567	181,934	1,023,633
	$15,201,699	$ 3,821,376	$11,380,320	$14,124,672	$ 3,305,898	$10,818,774

Included in drilling & field equipment is equipment under construction of $338,291. These drills were not available for use at September 30, 2007.

6. LONG-TERM INVESTMENT

	September 30, 2007	June 30, 2007
Investment in IMMC	**$ 878,082**	$ 1,200,000
IMMC shares received from sale of resource properties (Note 7)	-	3,500,000
	$ 878,082	$ 4,700,000
Return of capital distribution	-	(3,517,967)
Other comprehensive loss	**(303,952)**	(303,951)
	$ 574,130	$ 878,082

Of the 10,051,336 shares and 3,350,445 warrants of IMMC to be distributed to shareholders, the Company distributed 8,008,623 shares and 2,497,844 warrants to the Company's Shareholders during the year.

During the quarter the Company distributed an additional 514,913 shares for the benefit of the US Shareholders. As of September 30, 2007, the Company was holding 2,042,713 undistributed shares and 852,601 undistributed warrants in trust for its US Shareholders.

7. DEMAND LOAN FACILITIES

	September 30, 2007	June 30, 2007
The Company's credit facilities are as follows:		
Demand loan facility of $600,000 bearing interest at prime plus 1% secured by promissory notes and general security agreement over assets of the Company. The loan is payable in monthly instalments of $10,000, plus interest, maturing 2010.	**$ 440,000**	$ 470,000
Demand loan facility of $500,000 bearing interest at prime plus 1% secured by promissory notes and general security agreement over assets of the Company. The loan is payable in monthly instalments of $8,333, plus interest, maturing 2012.	**458,331**	483,333
	$ 898,331	$ 953,333

8. LONG-TERM DEBT

	September 30, 2007	June 30, 2007
Term loan, bearing interest at prime plus 1.25%, payable in monthly instalments of $8,335 plus interest, secured by a general security agreement over certain assets of the Company, maturing in 2015.	**$ 816,830**	$ 841,835
Term loans, bearing interest at rates ranging from 0% to 9.75%, payable in monthly instalments ranging from $752 to $6,056, secured by certain equipment, maturing from 2008 to 2011.	**453,719**	497,747
Capital leases, bearing interest at rates ranging from 3.84% to 16.24%, payable in monthly instalments ranging from $99 to $5,816, secured by certain equipment, maturing between 2008 and 2010	**170,739**	223,487
Capital lease, bearing interest at 7.80%, payable in monthly instalments of $10,517, secured by certain equipment, maturing in 2009.	**214,947**	241,956
Capital lease, bearing interest at 7.80%, payable in monthly instalments of $15,572, secured by certain equipment, maturing in 2010.	**400,285**	437,356
	$ 2,056,522	$ 2,242,381
Less: current portion	**(725,158)**	(787,509)
	$ 1,331,364	$ 1,454,872

9. LONG-TERM DEBT (continued)

The required annual principal and interest repayments on long-term debt are as follows:

1 – 12 months	**$ 845,833**
13 – 24 months	**612,326**
25 – 36 months	**292,022**
37 – 48 months	**178,551**
49 – 60 months	**135,959**
Thereafter	**360,478**
	$ 2,425,169
Less: imputed interest	**(368,649)**
Principal payments	**$ 2,056,520**

10. SHARE CAPITAL

a) Authorized

100,000,000 common shares without par value

b) Issued and outstanding

	September 30, 2007		June 30, 2007	
	Shares	**Amount**	Shares	Amount
Balance, beginning of year	**40,205,346**	**$ 25,492,761**	31,300,836	$ 25,974,398
Private placements	-	-	8,663,867	3,248,950
For finder's fees	-	-	240,643	90,241
Exercise of warrants	**5,045,667**	**2,522,833**	-	-
Share issue costs	-	-	-	(302,861)
Return of capital – distribution of IMMC shares (Note 6)	-	-	-	- (3,517,967)
Balance, end of year	**45,251,013**	**$ 28,015,593**	40,205,346	$ 25,492,761

10. SHARE CAPITAL (continued)

c) Stock options

At September 30, 2007, the following stock options were outstanding:

Number	Exercise Price	Expiry Date
33,333	$0.50	October 1, 2008
33,333	$0.75	October 1, 2008
33,334	$1.00	October 1, 2008
75,000	$0.50	January 22, 2009
75,000	$0.75	January 22, 2009
75,000	$1.00	January 22, 2009
236,637	$0.65	October 18, 2009
495,680	$0.75	October 18, 2009
236,683	$0.85	October 18, 2009
330,833	$0.65	June 19, 2010
348,833	$0.75	June 19, 2010
330,834	$0.85	June 19, 2010
125,000	$0.65	January 22, 2011
125,000	$0.75	January 22, 2011
125,000	$0.85	January 22, 2011
2,679,500		

All options are currently exercisable.

A summary of the changes in stock options for the years ended June 30, 2006 and 2007 is presented below:

	Number of Shares	Price	Expiry
Balance, June 30, 2005	2,258,000		
Options granted	91,666	$0.50	January 22, 2009
Options granted	91,667	$0.75	January 22, 2009
Options granted	175,000	$0.80	January 22, 2011
Options granted	91,667	$1.00	January 22, 2009
Options expired or lapsed	(380,000)		Various
Balance, June 30, 2006	2,328,000		
Options granted	33,333	$0.50	October 1, 2008
Options granted	33,333	$0.75	October 1, 2008
Options granted	33,334	$1.00	October 1, 2008
Options granted	330,833	$0.65	June 19, 2010
Options granted	348,833	$0.75	June 19, 2010
Options granted	330,834	$0.85	June 19, 2010
Options granted	50,000	$0.65	January 22, 2011
Options granted	50,000	$0.75	January 22, 2011
Options granted	50,000	$0.85	January 22, 2011
Options expired or lapsed	(909,000)		Various
Balance, June 30, 2007	2,679,500		
Balance, September 30, 2007	2,679,500		

10. SHARE CAPITAL (continued)

c) Share purchase warrants

At September 30, 2007, 2,730,100 (June 30, 2007 - 8,663,867) warrants were outstanding. Each warrant entitles the holder to purchase one common share at $0.50 per share. These warrants have an expiry date of October 31, 2007.

A summary of the changes in share purchase warrants for the years ended June 30, 2006 and 2007 is presented below:

	Number of Shares	Price	Expiry
Balance, June 30, 2007	8,663,867		
Warrants exercised	5,045,667	$0.50	
Warrants expired	888,100		
Balance, June 30, 2007	2,730,100	$0.50	October 31, 2007

e) Contributed surplus

	September 30, 2007	June 30, 2007
Balance, beginning of year	**$ 1,880,117**	$ 1,540,117
Compensation attributed to stock options granted during the year	-	340,000
Balance, end of year	**$ 1,880,117**	$ 1,880,117

CABO DRILLING CORP.

Notes to Consolidated Financial Statements
September 30 and June 30, 2007

11. RELATED PARTY TRANSACTIONS

	Quarter ended September 30, 2007	Year ended June 30, 2007
Management, para-legal, office administration and rent, accounting, and secretarial services charged by a company controlled by a director.	**39,962**	176,583
Amount due to company at September 30, 2007	**13,342**	15,055
A company owned by non-controlling shareholders, an officer and a director provided drilling labour and other related services.	**17,611**	244,096
Amount due to company at September 30, 2007	**-**	2,660

The amounts due to directors or companies controlled by directors are unsecured, non-interest bearing and have no specific terms of repayment. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount established and agreed to by the related parties.

12. SEGMENTED INFORMATION

The Company has one reportable business segment: providing contract diamond drilling services to companies involved in mining and mineral exploration.

13. SUPPLEMENTARY CASH FLOW INFORMATION

	September 30, 2007	June 30, 2007
Interest received	**$ 1,650**	$ 15,867
Interest paid	**$ 48,846**	$ 64,090
Income taxes paid	**$ 1,021,000**	$ 114,147

Non-cash investing and financing activities:

	September 30, 2007	June 30, 2007
Acquisition of assets under capital lease	**$ 26,261**	$ 611,656
Shares issued for property	**-**	-
Shares issued for finder's fees	**-**	90,241
Sale of resource properties for IMMC shares	**-**	3,500,000
Return of capital – distribution of IMMC shares	**-**	3,517,967

14. SUPPLEMENTARY CASH FLOW INFORMATION (continued)

Changes in non-cash working capital items:

	September 30, 2007	June 30, 2007
Invested in short-term investments and marketable securities	$ -	$ 143,020
Accounts receivable	(3,239,302)	(3,416,334)
Prepaid expenses	(143,157)	7,380
Inventories and work in progress	(1,047,178)	(1,868,404)
Accounts payable and accrued liabilities	1,638,703	139,480
Unearned revenue	127,537	1,951,690
Income tax payable	(385,185)	819,553
	$ (3,048,582)	$ (2,223,615)

15. COMPARATIVE FIGURES

Certain prior year's comparative numbers have been reclassified to conform to current year's financial statement presentation.

16. SUBSEQUENT EVENTS

In October 2007, 2,474,500 warrants were exercised for gross proceeds of $1,237,250 and 255,600 warrants expired.

END